FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2002

Origin Energy Limited
(Translation of registrant's name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X.........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82................

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/07/2002

TIME: 11:38:16

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 2 Weekly Progress Report WA

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 July 2002
From	Bill Hundy	Pages	2
Subject	**DRILLING REPORT**		

Please find attached a drilling report regarding Hovea 2 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

4 July 2002

Hovea 2 Weekly Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the exploration/appraisal well Hovea 2, was drilling ahead at 1740m RT at 06:30 hours on Thursday, 4 July 2002. Progress for the week is 918m.

This well is located in onshore Perth Basin Production Licence L1, some 830m northeast of Hovea 1 and is programmed as an initial vertical well to test deeper exploration plays in the Early Permian section below the oil zone intersected at Hovea 1.

Total depth of the vertical well is programmed at 2730m.

Participants in Hovea 2 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Origin Energy is operator of the Hovea 2 well under the farmin arrangement)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/07/2002

TIME: 13:32:19

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Reserves Upgrade in Fairview and Durham

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	5 July 2002
From	Bill Hundy	Pages	3
Subject	**ASX RELEASE**		

Please find attached a media release entitled "Origin Energy announces reserves upgrade in Fairview and Durham".

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

Media Release

5 July 2002

Origin Energy Announces Reserves Upgrade in Fairview and Durham

Origin Energy subsidiary and leading coal seam gas (CSG) producer, Oil Company of Australia (OCA), today announced a significant reserves upgrade in the Fairview and Durham Fields located in central Queensland.

In the combined fields that cover an area of 2,100 km^2, the recoverable proved plus probable reserves (2P reserves) confirmed by drilling and production to date are now in excess of 1,100 petajoules (PJ).

The revised estimates are based on the completion of a 20 well drilling program in the Fairview Field that confirmed continuity of coal quality between the Fairview and Durham Fields. Reserve estimates have been undertaken in accordance with criteria established by the Society of Petroleum Engineers.

Origin Energy Executive General Manager Oil & Gas Production, John Piper, said, "This result provides further confidence that the total recoverable resource potential of the Fairview and Durham Fields exceeds 6,500 PJ. This positions CSG as a real and competitive alternative to offshore gas.

"The reserves upgrade in the CSG fields at Fairview and Durham demonstrates the State has access to a world-class resource. The drilling program confirms that these fields share similar characteristics to the highly productive fields in the San Juan Basin in the USA, which produce approximately 700 PJ a year," Mr Piper said.

Over the next six months most of the recently drilled wells in the Fairview Field will be connected to the Wallumbilla to Gladstone pipeline and will be available to produce gas for sale. Tipperary Oil & Gas (Australia) Pty Ltd is the operator of the Field.

A further eight well drilling program will begin at the Durham Field at the end of July. Origin expects the drilling program will confirm an additional 400 PJ of 2P reserves. The field is near the Wallumbilla Pipeline Hub, which will expedite early development to meet growing market opportunities on the east coast. OCA is the operator of the Durham Field.

Net 2P reserves attributable to OCA across the two fields are 380 PJ. A successful Durham drilling program would add a further 270 PJ to OCA reserves.

For further information contact:

John Piper
Executive General Manager Oil & Gas Production
Origin Energy
Tel: (07) 3858 0681
john.piper@upstream.originenergy.com.au

Tony Wood
General Manager Public & Govt. Affairs
Origin Energy
Tel: (03) 9652 5506
Mobile: 0419 642 098
tony.wood@originenergy.com.au

Origin energy

About Oil Company of Australia: Oil Company of Australia (OCA) was listed as a public company in 1979. As one of Australia's largest explorers and producers of onshore gas, OCA supplies natural gas to mostly to Queensland markets. Based in Brisbane, OCA employs 130 people with scope to expand operations elsewhere in Australia and overseas. Origin Energy owns 85% of OCA.

About Origin Energy: With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 1.8 million homes and businesses.

Reserves Assessment: The reserves information in the above announcement is based on information compiled by a full time employee of the Company qualified in accordance with Listing Rule 5.11, and who has consented to the release of this information in the form and context in which it appears.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/07/2002

TIME: 15:40:19

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 2 Operations release by Arc Energy NL

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 July 2002
From	Bill Hundy	Pages	2
Subject	**HOVEA 2 OPERATIONS**		

Attached please find an ASX release made today by ARC Energy NL operator of the Perth Basin Production Licence L1.

Origin Energy has a 50% interest in Hovea 2 well.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

ARC ENERGY NL
ABN 74 009 204 031

ASX RELEASE

Release Date: 8 July 2002

To:	Australian Stock Exchange Ltd	Attn:	John Moran
Facsimile:	08 9221 2020	No of Pages: 1	
From:	Eric Streitberg		
Re:	**Update on operations – continuation of trading halt**		

The Company provides the following update on the progress of the Hovea 2 well and a request for the continuation of the current trading halt.

Update on Operations

The current interpretation of the well results is that the vertical well did not encounter the Dongara/Wagina section in the Hovea 1 fault block accumulation. Gas shows have been encountered in the secondary objective, the Irwin River Coal Measures and the significance of these shows will be evaluated by wireline logs once total depth is reached.

After completion of the logging and evaluation program as planned, a decision will be made on the forward program. Depending on the results of the evaluation, the well may be plugged back and sidetracked to a location updip from the Hovea 1 well.
The detailed forward plan will be finalised once the vertical well has been logged and evaluated over the next few days.

Trading Halt

In order to ensure that ARC directors are fully able to comply with their continuous disclosure obligations and that there is a fully informed market in the Company's shares, the current trading halt will be continued until prior to the opening of ASX for trading tomorrow, 9 July. If definitive well results will not be available prior to commencement of trading on 9 July 2002, the Company may request a suspension of its shares for a further period until complete information is available.

Yours Sincerely

Eric Streitberg
Managing Director

Level 1, 46 Ord Street, West Perth, Western Australia 6005
Freecall: 1800 337 330 Tel: 61 8 9486 7333 Fax: 61 8 9486 7322
Email: arc@arcenergy.com.au
ASX Code: ARQ

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/07/2002

TIME: 13:12:20

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Hovea 2 Weekly Progress Report On Shore Perth Basin WA

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	11 July 2002
From	Bill Hundy	Pages	2
Subject	**DRILLING REPORT**		

Please find attached a drilling report regarding Hovea 2 in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

11 July 2002

Hovea 2 Weekly Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that at 06:30 hours on Thursday 11 July 2002, the exploration/appraisal well Hovea 2 had reached a depth of 2419 metres. Wireline log data have been acquired and current operation is pulling out of the hole in preparation to run drill stem test 1 over the interval 2370 to 2419 metres. Progress for the week is 679 metres.

This well is located in onshore Perth Basin Production Licence L1, some 830m northeast of Hovea 1 and is programmed as an initial vertical well to test deeper exploration plays in the Early Permian section below the oil zone intersected at Hovea 1.

Total depth of the vertical well is programmed at 2730m.

Participants in Hovea 2 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL	50.00%

(Origin Energy is operator of the Hovea 2 well under the farmin arrangement)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/07/2002

TIME: 15:28:31

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

South Australian Natural Gas Prices to Increase from 11 July

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	11 July 2002
From	Bill Hundy	Pages	2
Subject	**MEDIA RELEASE**		

For your information I attach a copy of a Media Release regarding an increase in South Australian Natural Gas prices from 11 July 2002.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

Media Release

11 July 2002

South Australian Natural Gas prices to increase from 11 July

Origin Energy today confirmed that the South Australian Minister for Energy has approved an increase in maximum prices for natural gas in South Australia.

The increase, which affects residential and small business customers, will be effective from 11 July 2002.

The July increase of six percent (6%) for residential and small business customers represents a partial recovery of costs to supply natural gas to these two customer segments in South Australia.

The gas price rise is the equivalent of less than $0.50 extra per week for the average residential customer.

Ends

For further information contact:
Tony Wood
General manager Public & Govt. Affairs
Origin Energy
03 9652 5506
0419 642 098
tony.wood@originenergy.com.au

About Origin Energy: With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 1.8 million homes and businesses.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 11/07/2002

TIME: 16:43:02

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Senior Executive Option Plan

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	11 July 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 July 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	647,844,152	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,305,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 11 July 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/07/2002

TIME: 18:22:08

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

OCA Signs 10-year Coal Seam Gas Supply Contract

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	12 July 2002
From	Bill Hundy	Pages	2
Subject	**COAL SEAM GAS SUPPLY CONTRACT**		

Attached please find an ASX release entitled "OCA signs 10-year Coal Seam Gas Supply Contract with AMC".

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

12 July 2002

OCA signs 10-year Coal Seam Gas Supply Contract with AMC

Origin Energy subsidiary and leading coal seam gas (CSG) producer, Oil Company of Australia (OCA), has signed a 10-year agreement to supply gas to Australian Magnesium Corporation (AMC) for its new magnesium production facility in Stanwell, central Queensland.

Using CSG sourced from its fields in central Queensland, OCA will supply up to 5.4 petajoules (PJ) of gas per annum from September 2004.

OCA Director, John Piper said, "This contract is a significant vote of confidence that CSG provides a reliable source of energy for supply to major industrial gas loads. AMC's decision demonstrates that there are significant opportunities to locate large key projects in Queensland close to resources and a substantial competitive source of gas.

"The last four significant contracts for gas supply in Queensland have been awarded to CSG suppliers," Mr Piper said.

Located 30 km to the west of Rockhampton, AMC's Stanwell Magnesium Plant will produce 97,000 tonnes of magnesium and magnesium alloys for use predominantly in the manufacture of the automotive components.

The 5.4 petajoule contract covers the gas requirements for AMC's Stanwell Plant and AMC's existing Queensland Magnesia operation at Parkhurst, Rockhamtpon. The contract is conditional upon all necessary approvals and finalisation of a gas transportation agreement.

For further information contact:

Mr John Piper
Executive General Manager,
Oil and Gas Production
Phone: (07) 3858 0681
Email: john.piper@upstream.originenergy.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/07/2002

TIME: 09:59:55

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

New Onshore Gas Discovery-Perth Basin/Hovea Oil Appraisal

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	15 July 2002
From	Bill Hundy	Pages	3
Subject	**HOVEA 2 GAS DISCOVERY**		

Please find attached an announcement entitled "New Onshore Gas Discovery in the Perth Basin and Appraisal of the Hovea Oil Discovery".

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

15 July 2002

New Onshore Gas Discovery in the Perth Basin and Appraisal of the Hovea Oil Discovery

Origin Energy Resources Limited *, advises that an open hole drill stem test of the High Cliff Sandstone in Hovea 2 over the interval 2370 m to 2419 m, flowed gas at a stabilised rate of 16.5 million cubic feet per day through a 3/4 inch choke at a flowing tubing head pressure of 1220 psi. No water was recovered during the test.

Interpretation of the reservoir pressure available from the testing, whilst encouraging, does not conclusively confirm the commerciality of the zone tested and further analysis will be required before a final decision on completing the well can be made. Hovea 2 will be now be deepened to evaluate the potential of further reservoirs expected before economic basement is encountered. Once total depth is reached, additional logging and/or testing of the High Cliff gas zone will be undertaken before a decision is made on the future of the well.

Commenting on the new gas discovery, Origin Energy's General Manager Exploration, Dr Rob Willink, said "Until additional analysis of well results is undertaken we cannot determine the commerciality of this discovery. However, it is clearly significant in that it is the first discovery of gas in this particular combination of reservoir and structural setting, and so opens new exploration possibilities within our acreage in the Perth Basin".

Appraisal of the Hovea Oil Discovery

The Hovea 1 well drilled in October 2001 discovered oil in the Dongara Sandstone. The Hovea 2 well surface location is located 830 metres to the northeast of Hovea 1 and was initially designed to have two objectives:

- A vertical exploration well to test the potential of deeper plays in the Early Permian section below the oil zone intersected at Hovea 1. This vertical well was interpreted to intersect the Dongara Sandstone in a fault block separate from the Hovea 1 oil discovery and was therefore unlikely to appraise the initial discovery; and

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

- In the event the vertical well did not discover hydrocarbons, a sidetrack from the vertical well to appraise the extent of the oil pool discovered by Hovea 1 at the level of the Dongara Sandstone.

Preliminary review of the Hovea 2 well data indicates that, in line with expectations, the Hovea 2 vertical well has intersected the Dongara Sandstone in a separate fault block to that drilled by the oil discovery well Hovea 1. In Hovea 2 the Dongara Sandstone is below the oil water contact established in Hovea 1, and therefore, as expected, is water bearing.

A decision on the sidetrack of Hovea 2 to appraise the Hovea 1 Dongara Sandstone oil pool will now be made once the vertical well has been drilled to total depth and data over the gas zone and deeper levels has been more fully analysed.

Hovea 2 is currently at a depth of 2475 m. The current operation is running in hole after a bit change, before drilling ahead to prognosed total depth at 2730 metres.

Participants in the Hovea 2 are as follows:

Origin Energy Developments Pty Limited *	50.00%
Arc Energy NL	50.00%

(Origin Energy is operator of the Hovea 2 well under the farmin arrangement)

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED
(Registrant)

Dated July 17, 2002 by William M. Hundy
Secretary

(Signature)